# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SYNLOGIC, INC., CIK 0001527599
CUSIP: 87166L209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: PO Box 30, Winchester, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 07/28/2026
Amends the filing with accession number 0001072613-15-000433
Filed by CIK 0001544328
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410) 842-4000

## Reporting persons
- New Enterprise Associates 14, L.P. (CIK 0001544328): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- NEA Partners 14, L.P. (CIK 0001551531): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- NEA 14 GP, LTD (CIK 0001551532): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,922,772; sole dispositive power 0; shared dispositive power 2,922,772; aggregate amount beneficially owned 2,922,772 (25% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick J. Kerins (CIK 0001235112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SYNLOGIC, INC.
Address of issuer's principal executive offices: PO Box 30, Winchester, Massachusetts (MA), 01890
Comment:
This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the statement on Schedule 13D originally filed on October 14, 2015 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 16, 2017 ("Amendment No. 1"), Amendment No. 2 thereto filed on September 7, 2017 ("Amendment No. 2"), Amendment No. 3 thereto filed on February 1, 2018 ("Amendment No. 3"), Amendment No. 4 thereto filed on October 13, 2023 ("Amendment No. 4"), and Amendment No. 5 thereto filed on May 16, 2024 ("Amendment No. 5"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 14, L.P. ("NEA 14"); NEA Partners 14, L.P. ("NEA Partners 14"), which is the sole general partner of NEA 14; and NEA 14 GP, LTD ("NEA 14 LTD" and, together with NEA Partners 14, the "Control Entities"), which is the sole general partner of NEA Partners 14; Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell"); and Forest Baskett ("Baskett") and Patrick J. Kerins ("Kerins"). Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2 are referred to individually herein as "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 14, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 14 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 14 is to act as the sole general partner of NEA 14. The principal business of NEA 14 LTD is to act as the sole general partner of NEA Partners 14. The principal business of each of the Florence, Makhzoumi and Sandell is to manage the Control Entities, NEA 14 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 LTD is a Cayman Islands exempted company. Florence, Makhzoumi and Sandell are each a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed by the Issuer, on July 28, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Caldera Therapeutics, Inc. ("Caldera"), Sonic Holdco, Inc. ("Parent"), Yellowstone Merger Sub, Inc., a direct, wholly owned subsidiary of Parent ("Caldera Merger Sub"), and Sonic Merger Sub, Inc., a direct, wholly owned subsidiary of Parent ("Synlogic Merger Sub").

Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, the Issuer will be merged with and into Synlogic Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Synlogic Merger"), and Caldera will be merged with and into Caldera Merger Sub, with Caldera surviving as a wholly owned subsidiary of Parent (the "Caldera Merger" and, together with the Synlogic Merger, the "Mergers").

Subject to the terms and conditions of the Merger Agreement, (a) at the effective time of the Caldera Merger (the "Caldera Effective Time") and following the conversion into shares of common stock of Caldera, $0.0001 par value per share ("Caldera Common Stock") of Caldera's (i) Series A Preferred Stock, $0.00001 par value per share, and (ii) Series A-1 Preferred Stock, $0.00001 par value per share, each then-outstanding share of Caldera Common Stock (excluding any shares of Caldera Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of common stock of Parent, $0.001 par value per share ("Parent Common Stock"), calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement and (b) immediately following the Caldera Effective Time, at the effective time of the Synlogic Merger, each then-outstanding share of Common Stock of the Issuer (excluding any shares of Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock, calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, NEA 14 and certain stockholders of the Issuer (each, a "Stockholder" and together, the "Stockholders") entered into support agreements (the "Support Agreements") in favor of Caldera, providing, among other things, that such Stockholders will vote all of their eligible shares of capital stock of the Issuer: (i) in favor of approving the Mergers and the other actions contemplated by the Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the form of Support Agreement are included as Exhibit 2.1 and Exhibit 10.1, respectively, of the Issuer's Form 8-K, filed with the Securities and Exchange Commission on July 29, 2026 (the "Form 8-K") and are incorporated herein by reference.

NEA 14 now holds a total of 2,922,722 shares of Common Stock (the "NEA 14 Shares"). As a result of the Support Agreements, the Reporting Persons may be deemed to be members of a "group" with the parties to the Support Agreements.*

* See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Stockholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Stockholder, which includes, or will include, information regarding the other Stockholder's jurisdiction of organization, principal business and address of principal office.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 14 is the record owner of the NEA 14 Shares. As the general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 LTD may be deemed to beneficially own the NEA 14 Shares.

As individual members of the Executive Committee, which committee has voting and dispositive power with respect to the NEA 14 Shares, each of Florence, Makhzoumi and Sandell may be deemed to beneficially own the NEA 14 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 14 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 11,696,641 shares of Common Stock reported by the Issuer to be outstanding as of May 7, 2026, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the NEA 14 Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 1, 2026, each of Baskett and Kerins has ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

In addition, on July 27, 2026, the Issuer entered into a warrant amending agreement (the "Warrant Amending Agreement") with NEA 14 that (i) reduced the exercise price of the NEA 14 Purchase Warrants (as defined in Amendment No. 4) to $0.70 per share and (ii) removed NEA 14's right to require the Issuer or a successor entity to redeem the NEA 14 Purchase Warrants for cash in an amount equal to the Black-Scholes Value (as defined in the NEA 14 Purchase Warrants) of the unexercised portion thereof, concurrently with or within 30 days following the consummation of a fundamental transaction. The form of Warrant Amending Agreement is included as Exhibit 10.6 of the Form 8-K and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 14, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Co-Chief Executive Officer (07/29/2026)
- New Enterprise Associates 14, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Co-Chief Executive Officer (07/29/2026)
- NEA Partners 14, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Co-Chief Executive Officer (07/29/2026)
- NEA Partners 14, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Co-Chief Executive Officer (07/29/2026)
- NEA 14 GP, LTD: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (07/29/2026)
- NEA 14 GP, LTD: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (07/29/2026)
- Anthony A. Florence, Jr.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence, Jr. (07/29/2026)
- Mohamad H. Makhzoumi: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi (07/29/2026)
- Scott D. Sandell: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Scott D.Sandell (07/29/2026)
- Forest Baskett: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Forest Baskett (07/29/2026)
- Patrick J. Kerins: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Patrick J. Kerins (07/29/2026)
Comment: This Amendment No. 6 to Schedule 13D was executed by Nicole Hatcher on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.